SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2010
Woori Finance Holdings Co., Ltd.
(Translation of registrant’s name into English)
203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑

Woori Finance Holdings’ Preliminary Financial Performance Figures
for the Year Ended December 31, 2009
The preliminary financial performance figures for Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) for the year ended December 31, 2009, on a consolidated basis, are as follows.
(Units: millions of KRW, %)

				% Change		% Change
				Increase		Increase
Item		4Q 2009	3Q 2009	(Decrease)	4Q 2008	(Decrease)
Revenue	Specified Quarter	8,263,589	11,033,694	(25.11)	39,081,393	(78.86)
	Cumulative Basis	54,123,457	45,859,868	—	86,901,260	(37.72)
Operating Income	Specified Quarter	190,489	503,573	(62.17)	(587,853)	N/M	*
	Cumulative Basis	1,383,258	1,192,769	—	1,115,659	23.99
Income before Income Tax Expense	Specified Quarter	117,251	708,506	(83.45)	(606,327)	N/M	*
	Cumulative Basis	1,459,815	1,342,564	—	1,190,400	22.63
Net Income	Specified Quarter	156,778	483,847	(67.60)	(666,791)	N/M	*
	Cumulative Basis	1,026,024	869,246	—	454,478	125.76

*	N/M = Not meaningful
The figures above are subject to adjustment as they are interim numbers and have not been reviewed by our independent auditors.
We have reflected the results of operations of Woori Aviva Life Insurance (“Woori Aviva”) in each line item of our consolidated income statement, but have not reflected in our net income the net income of Woori Aviva prior to the date of its acquisition. (Date of acquisition: April 1, 2008)

Woori Bank’s Preliminary Financial Performance Figures
for the Year Ended December 31, 2009
The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings, for the year ended December 31, 2009, on a non-consolidated basis, are as follows.
(Units: millions of KRW, %)

				% Change		% Change
				Increase		Increase
Item		4Q 2009	3Q 2009	(Decrease)	4Q 2008	(Decrease)
Revenue	Specified Quarter	6,392,494	8,266,889	(22.67)	34,779,989	(81.62)
	Cumulative Basis	43,951,956	37,871,435	—	74,901,318	(41.32)
Operating Income	Specified Quarter	275,883	371,291	(25.70)	(658,760)	N/M	*
	Cumulative Basis	1,034,804	758,921	—	475,286	117.72
Income before Income Tax Expense	Specified Quarter	263,772	529,627	(50.20)	(665,625)	N/M	*
	Cumulative Basis	1,188,915	925,143	—	582,163	104.22
Net Income	Specified Quarter	204,037	411,016	(50.36)	(691,137)	N/M	*
	Cumulative Basis	953,830	749,793	—	233,976	307.66

*	N/M = Not meaningful
The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: February 10, 2010	By:	/s/ Woo Seok Seong
(Signature)
	Name:	Woo Seok Seong
	Title:	General Manager

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